Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-205804

October 15, 2015

NEW BUSINESS NETHERLANDS N.V.

(to be renamed Ferrari N.V.)

Free Writing Prospectus

New Business Netherlands N.V., to be renamed Ferrari N.V. (referred to herein as “us,” “we,” “our” or the “Company”), has filed with the Securities and Exchange Commission (the “SEC”) a preliminary prospectus dated October 9, 2015 (the “Preliminary Prospectus”), forming part of the Company’s Registration Statement on Form F-1 (File No. 333-205804) (the “Registration Statement”).

On October 9, 2015, Bloomberg News Enterprise (“Bloomberg News”), an online news service, published a video interview with Mr. Lapo Elkann. The interview is described in relevant part in the following paragraph and the full transcript of the Bloomberg News interview is attached hereto.

The interview was not arranged, approved or condoned by, and the content of the interview was not reviewed by, the Company or any of its affiliates. Mr. Lapo Elkann is not a director, officer or employee of either the Company or Fiat Chrysler Automobiles N.V. (“FCA”) and is not authorized to make statements on behalf of the Company or FCA. Mr. Lapo Elkann is the brother of FCA’s chairman, Mr. John Elkann. He also has an indirect ownership interest, together with other members of his extended family, in Giovanni Agnelli e C. S.a.p.az. (“G.A.”), which holds a majority ownership interest in Exor S.p.A. (“Exor”), FCA’s largest shareholder. To the Company’s knowledge, Mr. Lapo Elkann is also not a director, officer or employee of, nor is he authorized to make statements on behalf of, Exor or G.A. Mr. Lapo Elkann was interviewed on October 7, 2015 in connection with a press conference to announce the launch of Garage Italia Customs, Mr. Lapo Elkann’s new design studio in Milan, Italy. During the interview, in response to a reporter’s question, Mr. Lapo Elkann described Ferrari as “a legend” and stated that Ferrari’s strength is derived from its ability to protect its brand and from the quality of its past and present leaders, as well as its other employees. Mr. Lapo Elkann also said that Ferrari does not sell cars but sells “dreams”. The short excerpt of the full interview, which has not yet been aired, was taken out of context in the portion of the interview aired by Bloomberg News, as Mr. Lapo Elkann was speaking about the design of two Ferrari cars that were on the premises of the new studio. Because Mr. Lapo Elkann is not involved in the Company’s business or in the offering in any manner, the Company does not believe that the statements made in the interview in any way relate to the initial public offering of the Company, to the Company’s prospects or to any other aspects of the transaction.

Bloomberg News routinely publishes business news and is wholly unaffiliated with the Company, FCA and any of the other offering participants, and, as of the date of this free writing prospectus, none of the Company, FCA, any other offering participant, and any of their respective affiliates have made any payment or given any consideration to Bloomberg News in connection with the interview described in this free writing prospectus.

The statements by Mr. Lapo Elkann were not intended to qualify any of the information, including the risk factors, set forth in the Registration Statement or the Preliminary Prospectus and are not endorsed or adopted by the Company or FCA. You should consider statements contained in this free writing prospectus, including those in the attached transcription, only after carefully evaluating all of the information in the Registration Statement and any final preliminary prospectus relating to the offering filed pursuant to SEC Rule 424(b) (the “Final Preliminary Prospectus”), including the risk factors described therein.

Forward-Looking Statements

This filing may contain forward-looking statements that reflect expectations and projections about our future results, performance, prospects and opportunities. These statements are not guarantees of future performance, and investors should exercise caution and not place undue reliance on them. Our actual results may differ materially from those expressed in the forward-looking statements due to a number of known and unknown risks, uncertainties and other factors, including the risks and uncertainties discussed in the “Risk Factors” section of the Preliminary Prospectus and our other filings with the SEC. We do not undertake to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required to satisfy our obligations under federal securities law.

The Company has filed the Registration Statement (including the Preliminary Prospectus) (File No. 333-205804) with the SEC for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus, the Registration Statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus if you request it by contacting UBS Securities, LLC, Attention: Prospectus Department, 1285 Avenue of the Americas, New York, New York 10019, or by calling toll-free at 1-888-827-7275 or BofA Merrill Lynch, by calling toll-free at 1-866-500-5408.

Transcript of video interview of Mr. Lapo Elkann with Mr. Manus Cranny of Bloomberg News on October 9, 2015

LAPO ELKANN:

“Ferrari is a legend. It’s a legend of its kind. It’s a legend because it is capable, it has been capable to protect its brand, to protect the numbers and not give more than what was needed. And it has had great people in it, like in Enzo Ferrari, like in Luca Cordero di Montezemolo, like in today Sergio Marchionne, and I would say that there is a lot of great men and women in that company, and that company is a source of inspiration for me, and I do also believe so for many Italians and many people around the world. You don’t sell a car; you sell a dream.”

END OF TRANSCRIPTION